UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: July 31, 2023 Estimated average burden hours per response 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Red River Bancshares, Inc.	(b) IRS IDENT. NO. 72-1412058	(c) S.E.C. FILE NO.	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE 1412 Centre Court Drive, Suite 501, Alexandria, Louisiana 71301			(e) TELEPHONE NO.
			AREA CODE 318	NUMBER 561-4042
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Tammi R. Salazar	(b) RELATIONSHIP TO ISSUER EVP/Red River Bank Private Banking, Mortgage, and Investments	(c) ADDRESS STREET CITY STATE ZIP CODE c/o Red River Bancshares, Inc. Alexandria Louisiana 71301 1412 Centre Court Drive, Suite 501
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common Stock	LPL Financial Services 1055 LPL Way Fort Mills, South Carolina 29715		3,500(1)	$171,815 (at 11/23/2020)	7,325,333	11/24/2020	Nasdaq

(1) Shares are held jointly by the reporting person and her spouse, Bryon C. Salazar.
INSTRUCTIONS:    3 . (a) Title of the class of securities to be sold
1.(a) Name of issuer    (b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer's I.R.S. Identification Number    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer's S.E.C. file number, if any    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer's address, including zip code    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuer's telephone number, including area code    by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2.(a) Name of person for whose account the securities are to be sold    (g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of      immediate family of any of the foregoing)
(c) Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.    SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	7/1/2013	Equity award from issuer	Red River Bancshares, Inc.	1,500(1)	N/A	N/A
Common Stock	7/1/2015	Equity award from issuer	Red River Bancshares, Inc.	2,000(2)	N/A	N/A

(1)The reporting person and her spouse, Bryon C. Salazar, each received 500 shares of restricted stock as an equity award on July 1, 2013, all of which have fully vested. A stock split on October 1, 2018 resulted in a total of 2,000 shares issued under these grants. The reporting person and her spouse intend to sell 1,500 of the 2,000 shares.
(2) The reporting person and her spouse, Bryon C. Salazar, each received 500 shares of restricted stock as an equity award on July 1, 2015, all of which have fully vested. A stock split on October 1, 2018 resulted in a total of 2,000 shares issued under these grants. The reporting person and her spouse intend to sell all of these shares.

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None
REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

November 24, 2020	/s/ Amanda W. Barnett
DATE OF NOTICE	Amanda W. Barnett, as attorney-in-fact

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy

IF RELYING ON RULE 10B5-1	of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)